UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Corgi  International  Limited

(Name of Issuer)

Ordinary  Shares

(Title of Class of Securities)

21872Q202

(CUSIP Number)

Consor Capital LLC

475 Gate 5 Road, Suite 320

Sausalito, CA 94965

(415) 332-1419

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 8, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 21872Q202

1	NAME OF REPORTING PERSONS. Consor Capital I, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 202522703
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0 SHARES
	8	SHARED VOTING POWER 351,712 SHARES*
	9	SOLE DISPOSITIVE POWER 0 SHARES
	10	SHARED DISPOSITIVE POWER 351,712 SHARES*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,712 SHARES*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Includes warrants to purchase 22,272 American Depositary Shares (“ADSs”).

**  The calculation of the foregoing percentage is based on 10,851,769 ADSs of Corgi International Limited (the “Issuer”) outstanding as of November 30, 2007, increased by 2,200,000 ADSs issued by the Issuer pursuant to that certain Purchase Agreement dated December 21, 2007 and by 233,381 ADSs issued by the Issuer pursuant to that certain Securities Exchange Agreement dated as of December 21, 2007 by and among the Issuer and the Note Holders named therein.

SCHEDULE 13D

CUSIP No. 21872Q202

1	NAME OF REPORTING PERSONS. Consor Capital II, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 202521949
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0 SHARES
	8	SHARED VOTING POWER 1,192,238 SHARES*
	9	SOLE DISPOSITIVE POWER 0 SHARES
	10	SHARED DISPOSITIVE POWER 1,192,238 SHARES*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,192,238 SHARES*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*     Includes warrants to purchase 11,362 ADSs.

**  The calculation of the foregoing percentage is based on 10,851,769 ADSs of the Issuer outstanding as of November 30, 2007, increased by 2,200,000 ADSs issued by the Issuer pursuant to that certain Purchase Agreement dated December 21, 2007 and by 233,381 ADSs issued by the Issuer pursuant to that certain Securities Exchange Agreement dated as of December 21, 2007 by and among the Issuer and the Note Holders named therein.

SCHEDULE 13D

CUSIP No. 21872Q202

1	NAME OF REPORTING PERSONS. Consor Capital LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 562371817
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0 SHARES
	8	SHARED VOTING POWER 1,555,313 SHARES*
	9	SOLE DISPOSITIVE POWER 0 SHARES
	10	SHARED DISPOSITIVE POWER 1,555,313 SHARES*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,555,313 SHARES*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*      Includes warrants to purchase 22,272 ADSs issued to Consor Capital I, L.P. and warrants to purchase 11,362 ADSs issued to Consor Consor Capital II, L.P.

**   The calculation of the foregoing percentage is based on 10,851,769 ADSs of the Issuer outstanding as of November 30, 2007, increased by 2,200,000 ADSs issued by the Issuer pursuant to that certain Purchase Agreement dated December 21, 2007 and by 233,381 ADSs issued by the Issuer pursuant to that certain Securities Exchange Agreement dated as of December 21, 2007 by and among the Issuer and the Note Holders named therein.

SCHEDULE 13D

CUSIP No. 21872Q202

1	NAME OF REPORTING PERSONS. Josh Huffard I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 47,243 SHARES
	8	SHARED VOTING POWER 1,555,313 SHARES
	9	SOLE DISPOSITIVE POWER 47,243 SHARES
	10	SHARED DISPOSITIVE POWER 1,555,313 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,602,556 SHARES*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*      Includes warrants to purchase 22,272 ADSs issued to Consor Capital I, L.P. and warrants to purchase 11,362 ADSs issued to Consor Consor Capital II, L.P.

**   The calculation of the foregoing percentage is based on 10,851,769 ADSs of the Issuer outstanding as of November 30, 2007, increased by 2,200,000 ADSs issued by the Issuer pursuant to that certain Purchase Agreement dated December 21, 2007 and by 233,381 ADSs issued by the Issuer pursuant to a certain Securities Exchange Agreement dated as of December 21, 2007 by and among the Issuer and the Note Holders named therein.

SCHEDULE 13D

CUSIP No. 21872Q202

1	NAME OF REPORTING PERSONS. Jay Huffard I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0 SHARES
	8	SHARED VOTING POWER 1,555,313 SHARES*
	9	SOLE DISPOSITIVE POWER 0 SHARES
	10	SHARED DISPOSITIVE POWER 1,555,313 SHARES*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,555,313 SHARES*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*      Includes warrants to purchase 22,272 ADSs issued to Consor Capital I, L.P. and warrants to purchase 11,362 ADSs issued to Consor Consor Capital II, L.P.

**   The calculation of the foregoing percentage is based on 10,851,769 ADSs of the Issuer outstanding as of November 30, 2007, increased by 2,200,000 ADSs issued by the Issuer pursuant to that certain Purchase Agreement dated December 21, 2007 and by 233,381 ADSs issued by the Issuer pursuant to that certain Securities Exchange Agreement dated as of December 21, 2007 by and among the Issuer and the Note Holders named therein.

SCHEDULE 13D

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The class of equity securities to which this Amendment No. 1 to Schedule 13D relates is Ordinary Shares, par value HK$3.00 per share, as represented by American Depositary Shares, or ADSs, of Corgi International Limited, a Hong Kong corporation (“Issuer”). The principal office of Issuer is located at Unit 711 - 717 , 7/F., Tower A, New Mandarin Plaza, 14 Science Museum Road, TST East, Kowloon, Hong Kong, S.A.R., China.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 1 to Schedule 13D is being filed by Consor Capital I, L.P., Consor Capital II, L.P., Consor Capital LLC, Josh Huffard and Jay Huffard (collectively, the “Reporting Persons”).  The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.  Except as expressly set forth herein, each Reporting Person disclaims beneficial ownership of the ADSs beneficially owned by any other Reporting Person.

The Reporting Persons (other than Consor Capital I, L.P.) are former stockholders of Master Replicas Inc. (“Master Replicas”), a California company that merged with and into the Issuer in December 2006. Josh Huffard is a former director of Master Replicas, and has been retained by the Issuer to provide financial and consulting services.  Josh Huffard and Jay Huffard are managers of Consor Capital LLC, the General Partner of Consor Capital I, L.P. and Consor Capital II, L.P.

The name, residence or business address and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each Reporting Person who is a natural person is set forth in Table No. 1 on Appendix A hereto, which is incorporated herein by reference. The name, state or place of organization, principal business, principal business address, and principal office address of each Reporting Person that is not a natural person is set forth in Table No. 2 on Appendix A hereto, which is incorporated herein by reference.

Each Reporting Person who is a natural person is a citizen of the United States of America.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been a party to any civil proceeding before a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

                 Item 3 of the Schedule 13D is hereby amended to add the following:
                The ADSs deemed to be beneficially owned by the Reporting Persons that are the subject of this Amendment No. 1 were acquired (1) in the case of Consor Capital I, L.P., pursuant to the Warrant Amendment, the Bridge Note Agreement and the Purchase Agreement and (2) in the case of Consor Capital II, pursuant to the Warrant Amendment, in each case as defined and more fully described below. Consor Capital LLC is the general partner of Consor Capital I, L.P. and Consor Capital II, L.P.  Josh Huffard and Jay Huffard are and Managers of Consor Capital LLC, the General Parnter of Consor Capital I, L.P. and Consor Capital II, L.P.  The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.  As a result, solely for purposes of U.S. securities laws, and without intending to refer or apply in any respect to any other issue under any other U.S. law, Consor Capital LLC, Josh Huffard and Jay Huffard may be deemed to beneficially own the shares owned by Consor Capital I, L.P. and Consor Capital II, L.P. In addition, Josh Huffard acquired 47,243 ADSs of the Issuer pursuant to the merger of the Issuer with Master Replicas, Inc. in December 2006.

Effective as of August 22, 2007, pursuant to that certain Amendment to Warrants, Commitment to Issue Replacement Warrants, Amendment to Registration Rights Agreement and Waiver between the Issuer and various investors (the “Warrant Amendment”) the Issuer and its warrant holders amended the terms of the 1,070,654 warrants issued in December 2006 to reduce temporarily their exercise price from $7.80 per share to $5.00 per share if exercised by August 22, 2007.  Any warrant holder exercising their warrants would be entitled to receive a new warrant on substantially the same terms as the existing warrants but with an exercise price of $6.00 per share.  The terms of any warrant not exercised by August 22, 2007 remained unchanged. Pursuant to the Warrant Amendment, Consor Capital I, L.P., using its working capital, exercised and received 2,272 warrants, and Consor Capital II, L.P. exercised and received 11,362 warrants.

On November 9, 2007, the Issuer and certain other investors entered into that certain Bridge Note Purchase Agreement (the "Bridge Note Agreement"), pursuant to which the Issuer issued convertible bridge financing notes to the investors in an aggregate amount of approximately $974,172, and issued an aggregate of 97,417 warrants with an exercise price of par value or $3.00 Hong Kong dollars (or approximately $0.38 per ADS). Pursuant to the Bridge Note Agreement, Consor Capital I, L.P., using its working capital, loaned the Issuer $200,000 and received warrants to purchase 20,000 ADSs.

On December 21, 2007, the Issuer entered into that certain Purchase Agreement (“Purchase Agreement”) for a $2.2 million equity financing in a private placement of its ADSs to existing investors for $1.00 per ADS, for a total of 2.2 million ADSs of which $200,000 was in exchange of indebtedness acquired pursuant to the Bridge Note Agreement. Pursuant to the Purchase Agreement, Consor Capital I, L.P., using its working capital, acquired 300,000 ADSs for an aggregate purchase price of $300,000, which included $200,000 of indebtedness owed by the Issuer to Consor Capital I, L.P. pursuant to the Bridge Note Agreement.

Item 4.	Purpose of Transaction.

                          Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons have acquired the Issuer’s ADSs for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business or ordinary investment activities, as the case may be.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the securities of the Issuer at times, and in such manner, as they deem advisable to benefit from changes in market prices of such securities, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.

Consistent with its investment research process, the Reporting Persons may engage in communications regarding such matters with members of management and the Board of Directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons modifying their ownership of securities of the Issuer, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, management, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional securities of the Issuer or dispose of all the securities of the Issuer beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

                          Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Consor Capital LLC is the general partner of Consor Capital I, L.P. and Consor Capital II, L.P. Josh Huffard and Jay Huffard are Managers of Consor Capital LLC, the General Partner of Consor Capital I, L.P. and Consor Capital II, L.P.  The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.  As a result, solely for purposes of U.S. securities laws, and without intending to refer or apply in any respect to any other issue under any other U.S. law, Consor Capital LLC, Josh Huffard and Jay Huffard may be deemed to beneficially own the shares owned by Consor Capital I, L.P. and Consor Capital II, L.P.

(a) Percentage interest calculations for the Reporting Persons are based on the Issuer having 10,851,769 ADSs outstanding as of November 30, 2007, increased by 2,200,000 ADSs issued by the Issuer pursuant to the Purchase Agreement and by 233,381 ADSs issued by the Issuer pursuant to that certain Securities Exchange Agreement dated as of December 21, 2007 by and among the Issuer and the Note Holders named therein.

Consor Capital I, L.P.

Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (the “Act”), Consor Capital I, L.P. may be deemed to be the beneficial owner of 351,712 ADSs, which constitutes approximately 2.6% of the Issuer’s outstanding ADSs.

Consor Capital II, L.P.

Pursuant to Rule 13d-3 of the Act, Consor Capital II, L.P. may be deemed to be the beneficial owner of 1,192,238 ADSs, which constitutes approximately 9.0 % of the Issuer’s outstanding ADSs.

Consor Capital LLC

Pursuant to Rule 13d-3 of the Act, Consor Capital LLC may be deemed to be the beneficial owner of 1,555,313 ADSs, which constitutes approximately 11.7 % of the Issuer’s outstanding ADSs.

Josh Huffard

Pursuant to Rule 13d-3 of the Act, Josh Huffard may be deemed to be the beneficial owner of 1,602,556 ADSs, which constitutes approximately 12.0 % of the Issuer’s outstanding ADSs.

Jay Huffard

Pursuant to Rule 13d-3 of the Act, Jay Huffard may be deemed to be the beneficial owner of 1,555,313 ADSs, which constitutes approximately 11.7 % of the Issuer’s outstanding ADSs.

(b)	Consor Capital I, L.P.

The number of ADSs as to which Consor Capital I, L.P. has the sole power to vote or direct the vote is 0. The number of ADSs as to which Consor Capital I, L.P. shares the power to vote or direct the vote is 351,712.

The number of ADSs as to which Consor Capital I, L.P. has the sole power to dispose or direct the disposition is 0. The number of ADSs as to which Consor Capital I, L.P. shares the power to dispose or direct the disposition is 351,712.

Consor Capital II, L.P.

The number of ADSs as to which Consor Capital II, L.P. has the sole power to vote or direct the vote is 0. The number of ADSs as to which Consor Capital I, L.P. shares the power to vote or direct the vote is 1,192,238.

The number of ADSs as to which Consor Capital II, L.P. has the sole power to dispose or direct the disposition is 0. The number of ADSs as to which Consor Capital II, L.P. shares the power to dispose or direct the disposition is 1,192,238.

Consor Capital LLC

The number of ADSs as to which Consor Capital LLC has the sole power to vote or direct the vote is 0. The number of ADSs as to which Consor Capital LLC shares the power to vote or direct the vote is 1,555,313.

The number of ADSs as to which Consor Capital LLC has the sole power to dispose or direct the disposition is 0. The number of ADSs as to which Consor Capital LLC shares the power to dispose or direct the disposition is 1,555,313.

Josh Huffard

The number of ADSs as to which Josh Huffard has the sole power to vote or direct the vote is 47,243. The number of ADSs as to which Josh Huffard shares the power to vote or direct the vote is 1,555,313.

The number of ADSs as to which Josh Huffard has the sole power to dispose or direct the disposition is 47,243. The number of ADSs as to which Josh Huffard shares the power to dispose or direct the disposition is 1,555,313.

Jay Huffard

The number of ADSs as to which Jay Huffard has the sole power to vote or direct the vote is 0. The number of ADSs as to which Jay Huffard shares the power to vote or direct the vote is 1,555,313.

The number of ADSs as to which Jay Huffard has the sole power to dispose or direct the disposition is 0. The number of ADSs as to which Jay Huffard shares the power to dispose or direct the disposition is 1,555,313.

(c)                  Except as reported herein, the Reporting Persons have not affected any transactions in the Issuer’s securities within the last 60 days.

(d) – (e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

                Other than (i) the Merger Agreement, or as described in the Merger Agreement, (ii) the Financing Agreement and related warrant, (iii) the Registration Rights Agreement (in each case as defined and described in the Schedule 13D filed by the reporting persons on January 5, 2007), (iv) the stock purchase agreement between Consor Capital LLC and Master Replicas, Inc. with respect to 22,727 shares (as described in the Schedule 13D filed by the Reporting Persons on January 5, 2007), (v) the Warrant Amendment, (vi) the Bridge Note Agreement, (vii) the Purchase Agreement and (viii) the joint filing agreement filed as an exhibit to the Schedule 13D filed by the Reporting Persons on January 5, 2007, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any other persons with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit No.	Description
7

Amendment to Warrants, Commitment to Issue Replacement Warrants, Amendment to Registration Rights Agreement and Waiver between Corgi International Limited and various warrant holders effective as of August 22, 2007 (incorporated by reference to Exhibit 4.17 of the Annual Report on Form 20-F of the Issuer filed with the Commission on October 15, 2007).

8	Bridge Note Purchase Agreement dated as of November 9, 2007, by and among the Issuer, Michael Cookson and various other investors name therein.*
9	Purchase Agreement, dated as of December 21, 2008, by and among the Issuer and certain investors named therein.*

             * Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: January 23, 2008

CONSOR CAPITAL I, L.P.

By: Consor Capital LLC

By:/s/ Josh Huffard

Name:	Josh Huffard
Title:	Manager

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2008

CONSOR CAPITAL II, L.P.

By: Consor Capital LLC

By:/s/ Josh Huffard

Name: Josh Huffard

Title: Manager

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2008

CONSOR CAPITAL LLC

By: /s/ Josh Huffard

Name: Josh Huffard

Title: Manager

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2008

JAY HUFFARD

/s/ Jay Huffard

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2008

JOSH HUFFARD

/s/ Josh Huffard

APPENDIX A

Table No. 1

Natural Persons

Name	Residence or Business Address	Principal Occupation or Employment	Place of Occupation or Employment
Josh Huffard	c/o Consor Capital LLC 475 Gate 5 Road, Suite 320, Sausalito, CA 94965	Manager Consor Capital LLC	Consor Capital LLC 475 Gate 5 Road, Suite 320, Sausalito, CA 94965
Jay Huffard	c/o Consor Capital LLC 41 Weste Putnam Ave., 2nd Floor Greenwich, CT 06830	Manager Consor Capital LLC	Consor Capital LLC 41West Putnam Ave., 2nd Floor Greenwich, CT 06830

Table No. 2

Corporations, General Partnerships, Limited Partnerships,

Syndicates, or Other Groups of Persons

Name	State or Place of Organization	Business Purpose	Address of Principal Business	Address of Principal Office
Consor Capital LLC	Delaware	General Partner of Consor Capital I, L.P. and Consor Capital II, L.P	475 Gate 5 Road Suite 320, Sausalito, CA 94965	475 Gate 5 Road Suite 320, Sausalito, CA 94965
Consor Capital I, L.P.	Delaware	Private Equity investment fund	475 Gate 5 Road Suite 320, Sausalito, CA 94965	475 Gate 5 Road Suite 320, Sausalito, CA 94965
Consor Capital II, L.P.	Delaware	Private Equity investment fund	475 Gate 5 Road Suite 320, Sausalito, CA 94965	475 Gate 5 Road Suite 320, Sausalito, CA 94965